UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Kohlberg Capital Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

500233101
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 500233101	13G	Page 2 of 5 Pages

1	Names of Reporting Persons	James A. Kohlberg
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization	United States of America
Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power	2,080,427 shares
		6	Shared Voting Power	0 shares
		7	Sole Dispositive Power	2,080,427 shares
		8	Shared Dispositive Power	0 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person	2,080,427 shares
10	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares	☒
11	Percent of Class Represented by Amount in Row (9)	9.5%*
12	Type of Reporting Person	IN

CUSIP No. 500233101	13G	Page 3 of 5 Pages

*Based on 21,836,010 shares of Common Stock outstanding as of July 31, 2009, as reported in the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2009 filed by the Issuer on August 10, 2009.

SCHEDULE 13G

Item 1(a).	Name of Issuer:

Kohlberg Capital Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

295 Madison Avenue, 6th Floor
New York, NY 10017

Item 2(a).	Name of Person Filing:

James A. Kohlberg

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Kohlberg & Co., L.L.C.
258 High Street, Suite 100
Palo Alto, CA 94301

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(d)	CUSIP Number:

500233101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned: 2,080,427 shares

(b)	Percent of class: 9.5%

(c)	Number of shares as to which such person has:

CUSIP No. 500233101	13G	Page 4 of 5 Pages

(i)	Sole power to vote or to direct the vote: 2,080,427 shares

(ii)	Shared power to vote or to direct the vote: 0 shares

(iii)	Sole power to dispose or to direct the disposition of: 2,080,427 shares

(iv)	Shared power to dispose or to direct the disposition of: 0 shares

Excludes 264,493 shares of the Issuer’s Common Stock owned by KAT Associates, LLC.  Mr. Kohlberg is a beneficiary under certain trusts that are members of KAT Associates, LLC and disclaims his beneficial ownership of such shares except to the extent of his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. 500233101	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2010

/s/ James A. Kohlberg
James A. Kohlberg